[Sun American Letterhead]

January 20, 2006

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr.Gregory Dundas

Re:

Sun American Bancorp
Registration Statement on Form S-3 filed December 15, 2005
File No. 333-130363

Dear Mr. Dundas:

On behalf of Sun American Bancorp (“Sun American” or the “Company”), please find the Company’s response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 4, 2006 (the “Comment Letter”), on the Registration Statement on Form S-3 filed December 15, 2005 (the “Form S-3”). On January 20, 2006, Sun American filed an amendment to the Form S-3 (“Amendment No. 1 to the Form S-3”). Via Federal Express, I am providing to you two clean copies of the Amendment No. 1 to the Form S-3 and two copies of the Amendment No. 1 to the Form S-3 that have been marked to show changes from the Form S-3 as originally filed.

I have set forth below, in boldface type, the text of each comment in the Comment Letter followed by the Company’s responses. Unless otherwise noted in this letter, page number references are to the corresponding page numbers in the marked copy of the Amendment No. 1 to the Form S-3,

General

1.

With respect to the private placement, please tell use the exemption from registration relied upon and the pertinent facts relied upon to make the exemption available. Please provide us with a copy of any memorandum or offering circular used in connection with the private placement.

Securities and Exchange Commission

January 20, 2006

The Company sold 7,500,000 units, each unit consisting of one share of its common stock, par value $0.01 per share, and one Series F common stock purchase warrant to purchase 0.5 shares of its common stock, to investors in a private placement with an initial closing on August 2, 2005 and a final closing on October 27, 2005 (the “August private placement”). The Company also sold 728,750 units to investors in a private placement that closed on December 14, 2005 (the “December private placement”). In each of the August private placement and December private placement, the Company offered and sold the securities only to selected investors that qualified as “accredited investors” as defined in Regulation D promulgated under the Securities Act of 1933, as amended. The Company filed a Form D with the Securities and Exchange Commission on July 22, 2005 in connection with the August private placement, and on December 6, 2005 in connection with the December private placement. Enclosed please find copies of the Confidential Private Placement Memorandums used in connection with the private placements.

Risk Factors

2.

We note in your introductory paragraph the statement that this section describes some, but not all, of the risks of purchasing shares in your company. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

The Company notes the Staff’s comment and has revised the disclosure accordingly.

Selling Shareholders

3.

Please tell us which of the shares listed for resale were issued in the recent private placement. Also tell us the circumstances of the issuance of all other shares listed.

All of the shares listed for resale in the Amendment No. 1 to the Form S-3 were issued in the August private placement and the December private placement. The Company sold 7,500,000 units in the August private placement and 728,750 units in the December private placement.

4.

With respect to each selling shareholder that is not a natural person, please confirm that the entity is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act. If not, you must identify the natural person or persons having voting and investment control over the securities they hold. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999

Securities and Exchange Commission

January 20, 2006

supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov, and revise or advise.

The Company notes the Staff’s comment and has revised the disclosure accordingly.

5.

Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

The following selling securityholders have indicated to the Company that they are affiliates of a broker-dealer:

•

Capital Growth Equity Fund I, LLC

•

Corsair Capital Partners, L.P.

•

Corsair Capital Partners 100, L.P.

•

Corsair Capital Investors LTD

•

Corsair Long Short International LTD

•

Corsair Select L.P.

•

James Moynihan

•

Jerome H. Levitt

•

Mariner Opportunities Fund LP

•

Portside Growth and Opportunity Fund

All of the above-named selling securityholders have indicated to the Company that they acquired their securities as investments and not as compensation for professional services of the broker-dealer. The Company agrees that their securities were not issued as compensation for professional services of the broker-dealer. None of the selling securityholders have indicated to the Company that they are a broker-dealer.

Securities and Exchange Commission

January 20, 2006

6.

For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

None of the selling securityholders have indicated to the Company that they are a registered broker-dealer.

7.

If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating that those broker-dealer affiliates:

•

Purchased the securities in the ordinary course of business; and

•

At the time of the purchase had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

The Company notes the Staff’s comment and has revised the disclosure accordingly.

Securities and Exchange Commission

January 20, 2006

If you have any questions or require any further information with respect to the Amendment No. 1 to the Form S-3 or any matters relating to this filing, please call the undersigned at (305) 421-6800, or our counsel, Jane K. Storero, at (215) 569-5488.

Very truly yours,

/s/ Robert Nichols

Robert Nichols
Chief Financial Officer

cc:

Michael Golden

William Knibloe

Amanda Stevens

Bruce Rosetto